Exhibit 99.1

Press Release

Sanofi’s rilzabrutinib earns orphan designation in the EU for IgG4-related disease

•	Data from the positive Phase 2 study evaluating rilzabrutinib for the treatment of IgG4-related disease presented at EULAR 2025
•	Additional orphan designation underscores Sanofi commitment to advancing new medicines in immune-mediated rare diseases

Paris, August 14, 2025. The European Medicines Agency has granted orphan designation to rilzabrutinib, a reversible covalent Bruton’s tyrosine kinase (BTK) inhibitor, for IgG4-related disease (IgG4-RD). EMA grants orphan designation to investigational therapies addressing rare, life-threatening or debilitating medical diseases or conditions that affect no more than 5 in 10,000 persons in the EU.

Rilzabrutinib for the treatment of IgG4-related disease was evaluated in a phase 2 study (clinical study identifier: NCT04520451) and results were presented at the European Alliance of Associations for Rheumatology (EULAR) 2025 Congress. In IgG4-RD patients, treatment with rilzabrutinib for 52 weeks led to reduction in disease flare, other disease markers, and glucocorticoid sparing. The safety profile of rilzabrutinib in the study was consistent with previous studies, with no new safety signals observed.

In addition to IgG4-related disease, rilzabrutinib has received orphan designations for immune thrombocytopenia (ITP) in the US, the EU, and Japan; and for warm autoimmune hemolytic anemia, IgG4-RD and sickle cell disease in the US. Rilzabrutinib has also been granted fast track designation in the US in ITP and IgG4-RD.

Rilzabrutinib is currently under regulatory review in the US, the EU, and China for its potential use in ITP. The target action date for the US FDA regulatory decision for ITP, which was granted fast track designation, is August 29, 2025.

Rilzabrutinib is an investigational agent, and its safety and efficacy have not been evaluated by any regulatory authority.

About rilzabrutinib

Rilzabrutinib is a novel, advanced, oral, reversible covalent BTK inhibitor that has the potential to be an effective new medicine for several rare immune-mediated or inflammatory diseases by working to restore immune balance via multi-immune modulation. BTK, expressed in B cells, macrophages, and other innate immune cells, plays a critical role in multiple immune-mediated disease processes and inflammatory pathways. With the application of the TAILORED COVALENCY® technology, rilzabrutinib can selectively inhibit the BTK target while potentially reducing the risk of off-target side effects.

About IgG4-RD

IgG4-RD is a progressive, relapsing, chronic immune-mediated rare disease, which can manifest in almost every organ and can lead to organ damage and irreversible dysfunction with a sometimes-fatal outcome. People with IgG4-RD experience frequent flare-ups of the condition characterized by periods of exacerbated symptoms. It affects approximately eight out of 100,000 adult patients in the US each year. Due to its rarity and challenges with diagnosis, the global prevalence of IgG4-RD is unknown.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Investor Relations

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